SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*


                 ENTERPRISE FEDERAL BANCORP, INC.
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                       (Name of Issuer)

                         COMMON STOCK
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                 (Title of Class of Securities)

                          293711 10 7
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                         (CUSIP Number)

                        Thomas J. Noe
                Enterprise Federal Bancorp, Inc.
                 7810 Tylersville Square Drive
                   West Chester, Ohio  45067
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 (Name, Address, Telephone Number of Person Authorized to Receive
                  Notices and Communications)

                      December 15, 1997
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    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                      Page 1 of 5 Pages
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CUSIP NO. 293711 10 7                                PAGE 2 OF 5 PAGES
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NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas J. Noe
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP            (a) [ ]
                                                              (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
    PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                         [ ]
    Not applicable
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6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    United States
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    32,896
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    73,301
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    32,896
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10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     73,301
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     106,197
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.30%
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14.  TYPE OF REPORTING PERSON
     IN
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CUSIP NO. 293711 10 7                                PAGE 3 OF 5 PAGES
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Item 1.  Security and Issuer
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     The securities as to which this Schedule 13D ("Schedule") relates are the shares of Common Stock, $.01 par value per share ("Common Stock"), of Enterprise Federal Bancorp, Inc. an Ohio corporation ("Enterprise" or the "Issuer"). The address of the Issuer's principal executive office is 7810 Tylersville Square Drive, West Chester, Ohio 45069.

Item 2.  Identity and Background
--------------------------------
(a)  This statement is filed on behalf of Thomas J Noe.

(b)  The resident address of Mr. Noe is 3348 Partridgelake Court,
Cincinnati, Ohio 45248.

(c) Mr. Noe is the Vice President, Chief Financial Officer and Treasurer of Enterprise. The principal business of Enterprise is that of a unitary thrift holding company. Enterprise's primary asset is the common stock of its wholly-owned subsidiary, Enterprise Federal Savings Bank (the "Bank").

(d) During the past five years, Mr. Noe has not been convicted in a criminal proceeding.

(e) During the past five years, Mr. Noe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  Mr. Noe is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
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     While Mr. Noe has not purchased any shares of Common Stock in the last 60 days, Mr. Noe was allocated 2,578 shares of Common Stock on December 15, 1997 as a result of his participation in the Issuer's Employee Stock Ownership Plan. In addition, on December 21, 1997, Mr. Noe became vested with respect to stock options to purchase 5,672 shares of Common Stock pursuant to the Issuer's stock option plan which are immediately exercisable. The 106,197 shares of Common Stock reflected as beneficially owned by Mr. Noe include immediately exercisable options to acquire 17,015 shares of Common Stock.

Item 4.  Purpose of Transaction
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     The acquisition of shares of the Issuer's Common Stock by Mr. Noe is solely for investment purposes.
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Item 5.  Interest in Securities of the Issuer
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     a.   Mr. Noe beneficially owns 106,197 shares of the Issuer's
Common Stock, which represents 5.30% of the Issuer's 1,985,828 outstanding shares of Common Stock as of December 15, 1997.

     b. Mr. Noe has the sole power to vote and the sole power to dispose of 32,896 shares of Common Stock owned by him. Such amount includes immediately exercisable options to acquire 17,015 shares of Common Stock. For purposes of this Schedule 13D, Mr. Noe is deemed to share the power to vote and dispose of 73,301 shares of Common Stock with his spouse. Mrs. Noe's address is the same as Mr. Noe's. During the past five years, Mrs. Noe has not been convicted in a criminal proceeding. During the past five years, Mrs. Noe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Mrs. Noe is a citizen of the United States of America.

     c. Except as disclosed in Item 3 of this Schedule, Mr. Noe has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than Mr. Noe or, where applicable, Mr. Noe's spouse, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by Mr. Noe.

     e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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     As of the date of the execution of this Schedule, and except for stock options to acquire 28,358 shares of Common Stock, 17,015 of which are immediately exercisable, Mr. Noe is not a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
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     Not applicable
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CUSIP NO. 293711 10 7                                  PAGE OF 5 OF PAGES
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                                  SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



                              By:
                              /s/ Thomas J. Noe
                              -----------------
                              Thomas J. Noe

                              Date: December 24, 1997
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